Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended
	October 25,		October 27,		October 28,		October 29,		October 30,
	2008		2007		2006		2005		2004
Earnings (loss) from continuing operations before taxes	$29,922		$144,915		$98,352		$55,198		$(19,624)
Fixed charges from continuing operations
Interest expense and capitalization and amortization of debt discount and issuance costs on all indebtedness	11,507		6,414		7,082		7,693		10,677
Interest included in rent	5,513		5,159		3,616		3,578		3,722

Total fixed charges from continuing operations	17,020		11,573		10,698		11,271		14,399

Earnings (loss) before taxes and fixed charges	$46,942		$156,488		$109,050		$66,469		$(5,225)

Ratio of earnings to fixed charges (1)	2.8	x	13.5	x	10.2	x	5.9	x	—
Coverage deficiency	$—		$—		$—		$—		$19,624 (2)

(1)	The ratio of earnings to fixed charges was computed by dividing earnings (loss) from continuing operations before taxes and fixed charges by total fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and capitalization and amortization of debt discount and issuance costs on all indebtedness and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.

(2)	For the year ended October 30, 2004, earnings were inadequate to cover fixed charges. The Company needed additional earnings of $19.6 million to achieve a ratio of earnings to fixed charges of 1.0x.